EX-99.B-77M

SUB-ITEM 77M: Mergers

(a)	Ivy Mortgage Securities Fund

(b)

At a meeting of the Board of Trustees of Ivy Funds, a Delaware statutory trust, held on May 26, 2010, the Board of Trustees considered and approved the proposed Agreement and Plan of Reorganization(the "Plan") between Ivy Mortgage Securities Fund and Ivy Bond Fund, each a series of Ivy Funds, and accompanying additional information.

At a meeting of the Board of Trustees of Ivy Funds held on August 24, 2010, the Board established a record date of August 30, 2010 and approved submission of the proposed merger of Ivy Bond Fund to be voted on by shareholders on November 23, 2010. At that meeting, a majority of the outstanding shares of Ivy Mortgage Securities Fund voted in favor of the Plan to become effective January 21, 2011.

The terms of the Plan are such that Ivy Bond Fund acquired all of the assets of Ivy Mortgage Securities Fund in exchange solely for shares of Ivy Bond Fund and the assumption by Ivy Bond Fund of all of the liabilities of Ivy Mortgage Securities Fund, followed by the distribution of those shares to the shareholders of Ivy Mortgage Securities Fund.